Exhibit 99.1

Fuwei Films Announces Its Unaudited Financial Results

for the Second Quarter of 2020

-Teleconference to be Held on Friday, September 4, 2020 at 9:00 am ET-

BEIJING, September 3, 2020 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the second quarter of 2020 ended June 30, 2020.

Second Quarter 2020 Financial Highlights

●	Net sales during the second quarter ended June 30, 2020 were RMB82.9 million (US$11.7 million), compared to RMB88.1 million during the same period in 2019.
●	Sales of specialty films were RMB48.1 million (US$6.8 million) or 58.0% of our total revenues as compared to RMB42.0 million or 47.6% in the same period of 2019, which was an increase of RMB6.1 million, or 14.5% year-over-year.
●	Overseas sales were RMB7.5 million (US$1.1 million), or 9.1% of total revenues, compared with RMB14.3 million in the second quarter of 2019.
●	Gross profit was RMB34.4 million (US$4.9 million) for the second quarter ended June 30, 2020, representing a gross profit rate of 41.6%, as compared to a gross profit rate of 21.1% for the same period in 2019.
●	Net profit attributable to the Company was RMB14.1 million (US$2.0 million) while net profit attributable to the Company was RMB1.0 million during the same period in 2019.

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First Six Months 2020 Financial Highlights

●	Net sales were RMB166.1 million (US$23.5 million), compared to RMB169.2 million in the same period in 2019.
●	Sales of specialty films were RMB88.0 million (US$12.5 million) or 53.0% of our total revenues as compared to RMB74.2 million or 43.8% in the same period of 2019, which was an increase of RMB13.8 million, or 18.6% year-over-year.
●	Overseas sales were RMB13.3 million or US$1.9 million, or 8.0% of total revenues.
●	Gross profit was RMB64.2 million (US$9.1 million), representing a gross margin rate of 38.7%, as compared to a gross margin rate of 18.3% for the same period in 2019.
●	Net profit attributable to the Company was RMB27.0 million (US$3.8 million) while net loss attributable to the Company was RMB2.4 million during the same period in 2019.

Mr. Lei Yan, Chairman and CEO of Fuwei Films, commented, “Despite the oversupply in the marketplace and the outbreak of COVID-19 pandemic which has caused significant and adverse effects on the global economy, we achieved positive trends in our mix of sales, especially sales of specialty films which accounted for 58% of our total revenues. In addition, we achieved net profit for five consecutive quarters. We believe these results benefit from our commitment to innovation and differentiated marketing strategy which have expanded the end-user applications of our films products. We will continue with these efforts and expect that they will enable the Company to capitalize on new opportunities despite challenging industry and economic conditions.”

Second Quarter 2020 Results

Net sales during the second quarter ended June 30, 2020 were RMB82.9 million (US$11.7 million), compared to RMB88.1 million during the same period in 2019. The decrease of average sales price caused a decrease of RMB3.6 million and lower sales volume caused a decrease of RMB1.6 million.

In the second quarter of 2020, sales of specialty films were RMB48.1 million (US$6.8 million) or 58.0% of our total revenues as compared to RMB42.0 million or 47.6% in the same period of 2019, which was an increase of RMB6.1 million, or 14.5% year-over-year. The increase of sales volume caused an increase of RMB8.9 million and the decrease in the average sales price caused a decrease of RMB2.8 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended June 30, 2020		% of Total	Three-Month Period Ended June 30, 2019	% of Total
	RMB	US$		RMB
Stamping and transfer film	25,885	3,665	31.3%	28,596	32.4%
Printing film	5,746	813	6.9%	8,512	9.7%
Metallization film	1,159	164	1.4%	1,938	2.2%
Specialty film	48,088	6,806	58.0%	41,958	47.6%
Base film for other application	1,978	280	2.4%	7,113	8.1%

	82,856	11,728	100.0%	88,117	100.0%

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Overseas sales were RMB7.5 million or US$1.1 million, or 9.1% of total revenues, compared with RMB14.3 million or 16.3% of total revenues in the second quarter of 2019. The increase of average sales price caused an increase of RMB0.5 million and the decrease in sales volume resulted in a decrease of RMB7.3 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended June 30, 2020		% of Total	Three-Month Period Ended June 30, 2019	% of Total
	RMB	US$		RMB
Sales in China	75,334	10,663	90.9%	73,777	83.7%
Sales in other countries	7,522	1,065	9.1%	14,340	16.3%

	82,856	11,728	100.0%	88,117	100.0%

Gross profit was RMB34.4 million (US$4.9 million) for the second quarter ended June 30, 2020, representing a gross profit rate of 41.6%, as compared to a gross profit rate of 21.1% for the same period in 2019. Correspondingly, gross profit rate increased by 20.5 percentage point compared to the same period in 2019. Our average product sales prices decreased by 4.2% compared to the same period last year while the average cost of goods sold decreased by 29.0% due to the decrease in raw materials cost. Consequently, it resulted in an increase in our gross profit.

Operating expenses for the second quarter ended June 30, 2020 were RMB18.7 million (US$2.7 million), as compared to RMB15.0 million for the same period in 2019. The increase was mainly due to the change of accounting estimate which caused the increase of accrual depreciation of the third production line.

Net profit attributable to the Company during the second quarter ended June 30, 2020 was RMB14.1 million (US$2.0 million) while net profit attributable to the Company was RMB1.0 million during the same period in 2019.

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Financial Results for the Six Months Ended June 30, 2020

Net sales during the six-month period ended June 30, 2020 were RMB166.1 million (US$23.5 million), compared to RMB169.2 million in the same period in 2019. The increase in average sales price caused an increase of RMB0.7 million and the decrease in the sales volume caused a decrease of RMB3.8 million.

In the six-month period ended June 30, 2020, sales of specialty films were RMB88.0 million (US$12.5 million) or 53.0% of our total revenues as compared to RMB74.2 million or 43.8% in the same period of 2019, which was an increase of RMB13.8 million, or 18.6% year-over-year. The increase in sales volume caused an increase of RMB17.7 million and the decrease in the average sales price caused a decrease of RMB3.9 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Six-Month Period Ended June 30, 2020		% of Total	Six-Month Period Ended June 30, 2019	% of Total
	RMB	US$		RMB
Stamping and transfer film	60,406	8,548	36.3%	60,123	35.6%
Printing film	11,591	1,641	7.0%	20,732	12.3%
Metallization film	2,661	377	1.6%	2,614	1.5%
Specialty film	87,965	12,451	53.0%	74,154	43.8%
Base film for other application	3,466	491	2.1%	11,568	6.8%

	166,089	23,508	100.0%	169,191	100.0%

Overseas sales during the six months ended June 30, 2020 were RMB13.3 million (US$1.9 million), or 8.0% of total revenues, compared with RMB30.6 million or 18.1% of total revenues in the same period in 2019. The decrease in sales volume resulted in a decrease of RMB18.2 million and was mainly due to the antidumping measures while higher average sales price caused an increase of RMB0.9 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Six-Month Period Ended June 30, 2020		% of Total	Six-Month Period Ended June 30, 2019	% of Total
	RMB	US$		RMB
Sales in China	152,783	21,625	92.0%	138,631	81.9%
Sales in other countries	13,306	1,883	8.0%	30,560	18.1%

	166,089	23,508	100.0%	169,191	100.0%

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Our gross profit was RMB64.2 million (US$9.1 million) for the first six months ended June 30, 2020, representing a gross margin rate of 38.7%, as compared to a gross margin rate of 18.3% for the same period in 2019. Correspondingly, gross margin rate increased by 20.4 percentage points. Our average product sales prices increased by 0.4% compared to the same period last year while the average cost of goods sold decreased by 24.6%. Consequently, it resulted in an increase in our gross margin.

Operating expenses for the six months ended June 30, 2020 were RMB33.8 million (US$4.8 million), compared to RMB28.5 million in the same period in 2019. This increase was mainly due to the change of accounting estimate which caused the increase of accrual depreciation of the third production line.

Net income attributable to the Company during the first half of 2020 was RMB27.0 million (US$3.8 million) compared to net loss attributable to the Company of RMB2.4 million during the same period in 2019, representing an increase of RMB29.4 million from the same period in 2019 due to the factors described above.

Cash, cash equivalent and restricted cash totaled RMB81.3 million (US$11.5 million) as of June 30, 2020. Total shareholders’ equity was RMB235.2 million (US$33.3 million).

As of June 30, 2020, the Company had 3,265,837 basic and diluted total ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Friday, September 4, 2020, at 9:00 a.m. ET / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-844-369-8770 in North America, or +1-862-298-0840 internationally, approximately 5 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-481-4010 in North America, or +1-919-882-2331 internationally, and entering the following Conference ID: 36765. The replay will be available until September 18, 2020.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

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Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People's Republic of China ("China") conducted by certain countries; uncertainty around coronavirus (COVID-19) outbreak and the effects of government and other measures seeking to contain its spread, uncertainty around U.S.-China trade war and its effect on the Company's operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Xiaoli Yu
Investor Relations Officer
Phone: +86-133-615-59266
Email: fuweiIR@fuweifilms.com

In the U.S.:

Shiwei Yin
Investor Relations
Grayling
Phone: +1-646-284-9474
Email: shiwei.yin@grayling.com

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Financial Tables to Follow

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(amounts in thousands except share and per share value)

(Unaudited)

	June 30, 2020		December 31, 2019
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	76,318	10,802	60,871
Restricted cash	5,000	708	25,500
Accounts and bills receivable, net	41,829	5,921	26,960
Inventories	26,107	3,695	23,584
Advance to suppliers	8,852	1,253	6,277
Prepayments and other receivables	1,156	164	1,058
Deferred tax assets - current	1,290	183	1,266
Total current assets	160,552	22,726	145,516

Property, plant and equipment, net	285,888	40,465	302,642
Construction in progress	999	141	-
Lease prepayments, net	15,485	2,192	15,762
Advance to suppliers - long term, net	1,542	218	1,542
Deferred tax assets - non current	439	62	509

Total assets	464,905	65,804	465,971

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	65,000	9,200	65,000
Due to related parties	-	-	119,297
Accounts payables	20,711	2,931	19,532
Notes payable	10,000	1,415	41,000
Advance from customers	4,411	624	5,204
Accrued expenses and other payables	127,414	18,034	5,454
Total current liabilities	227,536	32,204	255,487

Deferred tax liabilities	2,163	306	2,290

Total liabilities	229,699	32,510	257,777

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)	13,323	1,886	13,323
Additional paid-in capital	311,907	44,148	311,907
Statutory reserve	37,441	5,299	37,441
Accumulated deficit	(128,305)	(18,160)	(155,317)
Cumulative translation adjustment	840	121	840
Total shareholders’ equity	235,206	33,294	208,194
Total equity	235,206	33,294	208,194
Total liabilities and equity	464,905	65,804	465,971

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended June 30,			The Six-Month Period Ended June 30,
	2020		2019	2020		2019
	RMB	US$	RMB	RMB	US$	RMB
Net sales	82,856	11,728	88,117	166,089	23,508	169,191
Cost of sales	48,421	6,854	69,488	101,895	14,422	138,158

Gross profit	34,435	4,874	18,629	64,194	9,086	31,033

Operating expenses
Selling expenses	3,372	477	3,537	7,458	1,056	6,501
Administrative expenses	15,368	2,175	11,453	26,323	3,726	22,030
Total operating expenses	18,740	2,652	14,990	33,781	4,782	28,531

Operating income	15,695	2,222	3,639	30,413	4,304	2,502

Other income (expense)
- Interest income	567	80	202	857	121	416
- Interest expense	(2,241)	(317)	(2,244)	(4,457)	(631)	(4,435)
- Others income (expense), net	49	7	(630)	118	17	(872)
Total other expenses	(1,625)	(230)	(2,672)	(3,482)	(493)	(4,891)

Income(loss) before provision for income taxes	14,070	1,992	967	26,931	3,811	(2,389)
Income tax benefit (expense)	(13)	(2)	(16)	81	11	(33)

Net income (loss)	14,057	1,990	951	27,012	3,822	(2,422)

Net income (loss) attributable to non-controlling interests	-	-	-	-	-	-
Net income (loss) attributable to the Company	14,057	1,990	951	27,012	3,822	(2,422)
Other comprehensive income (loss)
- Foreign currency translation adjustments attributable to non-controlling interest	-	-	-	-	-	-
- Foreign currency translation adjustments attributable to the Company	-	-	-	-	-	(1)

Comprehensive loss attributable to non-controlling interest	-	-	-	-	-	-
Comprehensive income(loss ) attributable to the Company	14,057	1,990	951	27,012	3,822	(2,423)

Earnings (loss) per share, Basic and diluted	4.30	0.61	0.29	8.27	1.17	(0.74)
Weighted average number ordinary shares, Basic and diluted	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(amounts in thousands except share and per share value)

(Unaudited)

	The Six-Month Period Ended June 30,
	2020		2019
	RMB	US$	RMB
Cash flow from operating activities
Net income (loss)	27,012	3,822	(2,422)
Adjustments to reconcile net loss to net cash
used in operating activities

- Depreciation of property, plant and equipment	17,986	2,546	23,892
- Amortization of intangible assets	267	38	267
- Deferred income taxes	(81)	(11)	33
- Bad debt recovery	160	23	(903)
-Inventory provision	-	-	724
Changes in operating assets and liabilities
- Accounts and bills receivable	(15,026)	(2,127)	(222)
- Inventories	(2,523)	(357)	(323)
- Advance to suppliers	(2,497)	(353)	794
- Prepaid expenses and other current assets	(87)	(12)	(116)
- Accounts payable	1,176	168	1,692
- Accrued expenses and other payables	210	30	319
- Advance from customers	(793)	(112)	2,203
- Tax payable	65	9	(212)

Net cash provided by (used in) operating activities	25,869	3,664	25,726

Cash flow from investing activities
Purchases of property, plant and equipment	(1,232)	(174)	(3,574)
Restricted cash related to trade finance	-	-	-
Advanced to suppliers - non current	-	-	-
Amount change in construction in progress	(999)	(141)	83

Net cash provided by (used in) investing activities	(2,231)	(315)	(3,491)

Cash flow from financing activities
Principal payments of bank loans	-	-	-
Proceeds from (payment to) short-term bank loans	-	-	-
Proceeds from (payment to) related party	2,309	327	2,296
Change in notes payable	(31,000)	(4,388)	1,980

Net cash (used in) provided by financing activities	(28,691)	(4,061)	4,276

Effect of foreign exchange rate changes	-	(185)	-

Net increase in cash and cash equivalent	(5,053)	(897)	26,511

Cash and cash equivalent
At beginning of period	86,371	12,407	46,908
At end of period	81,318	11,510	73,419

SUPPLEMENTARY DISCLOSURE:
Interest paid	4,457	631	4,435

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,010	143	1,010

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